November 2, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kevin Stertzel
United States Securities and Exchange Commission
Washington D.C. 20549-4631

RE:	Liquidmetal Technologies, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 1-31332

Dear Mr. Stertzel,

We acknowledge receipt of your comment letter dated November 1, 2011 regarding the above referenced filing.

Per our conversation today, we are in the process of holding a stockholders’ meeting as well as a meeting of our board of directors, all in preparation for fiscal year 2012.  In addition, we are preparing to file with the SEC a quarterly report on Form 10-Q for our third quarter by the applicable deadline in mid-November.

In light of these activities, I confirm our request that our deadline to respond to your comment letter be extended to November 25, 2011.  I hereby confirm my expectation that, on or prior to November 25, 2011, we will provide the Staff of the Division of Corporate Finance with our response to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please contact me at 949-635-2170.  I thank you for your consideration.

Yours truly,

/s/ Tony Chung
Chief Financial Officer
Liquidmetal Technologies, Inc.